MAILED MATERIALS TO STOCKHOLDERS



ENERGY VETERAN GOFF BACKS STREAMLINE 66 PLAN

MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE

Respected industry veteran Gregory Goff, who spent decades at ConocoPhillips and led a highly successful turnaround while CEO of Andeavor, has publicly shared his support for Elliott's value-creation plan at Phillips 66.

Mr. Goff boasts more than 40 years of experience successfully managing and growing energy and energy-related businesses. He spent nearly three decades at ConocoPhillips (Phillips 66's predecessor company), nearly a decade as CEO of refiner Andeavor (formerly known as Tesoro), and service on the Exxon Mobil Board of Directors. At Andeavor, Mr. Goff spearheaded one of the industry's most successful financial and operational transformations, presiding over a **1,200% increase in shareholder returns** relative to the Energy Select Sector SPDR Fund (NYSE: XLE).



ANDEAVOR UNDER GREG GOFF VS XLE
Rebased to 100 as of May 1, 2010

MR. GOFF'S LETTER TO PHILLIPS 66 SHAREHOLDERS

DEAR FELLOW PHILLIPS 66 SHAREHOLDERS,



I have made a $10 million investment in Phillips 66 because I am confident that with the right leadership, operating priorities and strategic focus, Phillips 66 can be a much stronger company — offering greater opportunities to its employees and significantly more value to its shareholders. I believe the slate of directors put forward by Elliott Investment Management can help the company unlock that potential.

During my nearly 30 years at ConocoPhillips, the predecessor company to Phillips 66, I developed an appreciation for the quality of the company's assets and, more importantly, its people. However, it is my view that Phillips 66 has lost its way. I firmly believe the company can restore its prior stature as a leader in the energy industry, but only if it makes the kinds of operational and strategic changes that are urgently needed.

I have been disappointed by what I see as a breakdown in effective corporate governance at Phillips 66. I know from experience how critical it is for a company to have a strong Board — possessing both the independence and the expertise to question management's assumptions about the business and consider the long-term implications of every decision. I don't see evidence of that kind of culture today on the Phillips 66 Board.

For example, Phillips 66 has been pursuing a strategy for many years that emphasizes and grows midstream assets alongside its refining business, despite evidence that this structure isn't delivering value for shareholders relative to the company's more streamlined peers. A stronger Board would have questioned why these disparate businesses – which trade at different multiples, trapping shareholder value and diluting management focus – belong together. And it wouldn't require outside pressure to initiate a review of alternatives that could unlock that value and create the focus required to improve operations.

continues on reverse

For these reasons, I am supporting Elliott Investment Management in its engagement with Phillips 66. I believe Elliott's nominees to the Board — some of whom I know personally from my time at ConocoPhillips — have the potential to instill a new culture in the Phillips 66 boardroom. They would bring much-needed experience and, just as important, a mindset that approaches each critical decision by asking the question, "What's going to create the most long-term value?"

I am motivated in part by the fact that Phillips 66 counts among its investors a large number of retail shareholders. These retirees, employees and other individual holders of Phillips 66 stock are counting on their investment to help them meet their financial goals. They deserve a Board that is fully committed to maximizing value on their behalf — one that works tirelessly to hold management accountable.

To be clear, given my other commitments, I am not seeking a formal role with the company. However, I am committed to helping Phillips 66 reach its full potential, and I would be open to supporting the company, should the Board see fit. I am choosing to devote my time and energy to this effort because I believe Phillips 66 is not only a strong investment, but also a company where my support for Elliott's campaign can make a difference for employees and investors alike.

Sincerely,

Gregory Goff

TIME FOR PHILLIPS 66 SHAREHOLDERS TO ACT

IT IS CLEAR THAT PHILLIPS 66'S CURRENT LEADERSHIP IS EITHER UNWILLING OR UNABLE TO ENACT THE BOLD CHANGES REQUIRED TO SET THE COMPANY BACK ON TRACK. ELLIOTT HAS NOMINATED FOUR HIGHLY QUALIFIED CANDIDATES FOR SHAREHOLDERS TO CONSIDER AT THE UPCOMING ANNUAL MEETING. WE STRONGLY URGE YOU TO VOTE THE GOLD CARD FOR ELLIOTT'S OUTSTANDING SLATE OF DIRECTOR NOMINEES BY MAY 21.



STREAMLINE 66
GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

VOTE YOUR SHARES TODAY

Properly evaluating and executing a portfolio simplification will take credible, experienced and independent directors. Use the GOLD universal proxy card to vote for Elliott's four nominees for Phillips 66's Board: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt.



Scan the QR code for more information on how to vote

ADDITIONAL INFORMATION

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.


DEAR PHILLIPS 66 SHAREHOLDER,

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. ("Elliott"). **Like you, we are investors in Phillips 66.**

We believe Phillips 66's stock price is deeply undervalued today. We have a clear plan ("Streamline 66") to ensure Phillips 66 realizes its full potential – but we **need your help to put it into action.**



We see a potential gain of **75%** or more to Phillips 66's stock price from the "Streamline 66" plan.

$180+[2]

$103

UPSIDE +75%

Recent PSX Stock Price [1]

STREAMLINE *66*

Next week, you'll have the opportunity to vote for four highly-qualified candidates for Phillips 66's Board and send a powerful message to the Company that it must pursue the Streamline 66 plan – which could **boost the stock price 75% or more.**

Don't just take our word for it: Elliott has a history of helping similar companies improve their business and stock performance.

REPRESENTATIVE COMPANIES WHERE ELLIOTT HAS HELPED IMPROVED PERFORMANCE






VOTE THE GOLD PROXY CARD

STREAMLINE66.COM

(1) Source: Bloomberg as of April 23, 2025. (2) Price target is based on Elliott's internal calculations in the current market environment. More information and analysis can be found at Streamline66.com.





 **PEER CASE STUDY: MARATHON PETROLEUM**

LIKE IN ELLIOTT'S ENGAGEMENT WITH MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING COMPANY WITH RETURNS TO MATCH

After working with Elliott, Marathon Petroleum's Board and management acted decisively to create a more focused and efficient organization. Marathon stock has dramatically outperformed its peers since mid 2019.

 **Implemented governance enhancements, including a new director selected in consultation with Elliott**

 **Transitioned to new executive leadership**

 **Reduced operating costs by >$1B across the business, while also improving commercial performance and boosting profit margins**

 **Sold Speedway retail segment, generating $17B in net proceeds to support a best-in-class capital return program and an investment-grade balance sheet**

MARATHON PETROLEUM TOTAL SHAREHOLDER RETURN VS. PEERS



Before Elliott Involvement *(Sep 1, 2017 – Sep 24, 2019)* -21%

Since Elliott Involvement *(Sep 24, 2019 – Feb 7, 2025)* +149%

Since Leadership Change *(Mar 17, 2020 – Feb 7, 2025)* +495%

INVESTORS@STREAMLINE66.COM

(877) 629-6357

Source: Bloomberg. Based on average of peers Valero and Phillips 66

SOCIAL MEDIA POSTS



Streamline 66  @streamline66 · 1m

How does Elliott want to improve performance at Phillips 66 (NYSE: PSX)? What's a staggered board, and how does it affect shareholders? Does Elliott have energy industry experience? See our FAQs and VOTE the GOLD card FOR our board nominees and corporate governance enhancements:

PHILLIPS 66 SHAREHOLDERS: LEARN MORE

THEN VOTE FOR CHANGE TODAY.



ⓘ Click here for more important information

Phillips 66 Shareholders: You Asked, We've Answered | Elliott

From streamline66.com

 **Streamline 66** ✓ @streamline66 · 2s

Phillips 66's (NYSE: PSX) Board promoted CEO Mark Lashier to Chairman and has paid him $79M since 2022, despite the Company's ongoing underperformance vs. peers. Vote the GOLD card FOR Elliott's Board nominees and a proposal calling for annual elections for all Board seats.

PHILLIPS 66 SHAREHOLDERS DESERVE BETTER

 **Mark Lashier,** PSX CEO & Chairman **Compensation Since 2022: $79M**

 PSX TSR vs. Core Peers Since 2022: **-32%**



ⓘ Click here for more important information

Source: Bloomberg as of the unaffected date of February 10, 2025.
Note: Core peers reflect VLO and MPC.

Phillips 66 CEO: Big Payday for Underwhelming Performance | Elliott

From streamline66.com

Streamline 66 ✓ @streamline66 · 1m

Phillips 66's (NYSE: PSX) CEOs reaped an eye-popping $140M from 2020-2024—despite ongoing stock and operating underperformance and missed cost targets. Why are shareholders footing the bill for big CEO paydays in the face of lackluster returns? #Streamline66



Rich pay for lackluster returns?

PHILLIPS 66 CHIEF EXECS WERE PAID $140M FROM 2020-2024

Vote the **GOLD** card to stop rewarding failure

STREAMLINE 66

ⓘ Click here for more important information

Phillips 66 Shareholders Pay Dearly for Underperformance | Elliott

From streamline66.com